April 1, 2009

Lauren Nguyen, Esq.

Staff Attorney

100 F. Street, N.E.

Washington, D.C. 20549

Re:	AmeriCredit Corp.

Registration Statement on Form S-3

Filed January 7, 2009

File No. 333-156615

Dear Ms. Nguyen

On behalf of AmeriCredit Corp., a Texas corporation (the “Company” or “AmeriCredit”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 to the Registration Statement on Form S-3 of AmeriCredit (the “Amended S-3”), including exhibits.

The Amended S-3 incorporates changes responsive to the comments set forth in the Commission’s letter to J. Michael May, Esq., dated January 23, 2009. For your convenience, we have repeated each comment prior to the response. All references to headings and to page numbers in our discussion below are to the pages in the Amended S-3, or the applicable exhibit. Please note that we have not updated the statistical information in this filing but that we will update all such information throughout the prospectus supplement in the final pre-effective filing.

General

1.	In your next amendment to the registration statement, please file the registration statement under the CIK codes of the issuing entity as a co-registrant with the depositor.

The Company will file the Amended S-3 under the CIK codes of the issuing entity as a co-registrant with the depositor.

2.	Please be advised that finalized agreements, including the exhibits to these agreements, should be filed as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement at the time of each takedown. We note that the filed Pooling and Servicing Agreement for the Takedown of Series A (333-146701-3) on November 26, 2008 is incomplete as the asset schedule was not filed. Refer to SEC Release No. 33-6470 at note 11. Please refile the complete exhibit accordingly.

In connection with the filing of this Amended S-3, the Company has filed complete copies of all exhibits.

Prospectus Supplement Risk Factors, page S-17

During periods of economic downturn, losses may increase and loans used to finance vehicles may incur greater losses, page S-24

3.	Please revise to disclose the current decline in the automobile industry and discuss how these factors may affect the yield on your notes.

4.	Please also expand the risk factor here to discuss the general issues with respect to the ABS market in light of the current credit market conditions.

In response to both comments noted above the Company will revise the risk factor in the Amended S-3 as noted below (inserts noted by underlined text):

Recent economic developments may adversely affect the performance and market value of your notes.

Recently, the United States has experienced a period of economic slowdown or recession that may adversely affect the performance and market value of your notes. Rising unemployment and continued lack of available credit has led to increased delinquencies, defaults, repossessions and losses on the automobile loan contracts that secure your notes. ~~These~~ This period~~s~~ also ~~may be~~ has been accompanied by decreased consumer demand for automobiles and declining values of automobiles securing outstanding automobile loan contracts, which weakens collateral coverage and increases the amount of a loss in the event of default. Significant increases in the inventory of used automobiles during this period~~s~~ of economic slowdown or recession has also depressed the prices at which repossessed automobiles may be sold ~~or delay the timing of these sales~~.

Additionally, higher gasoline prices, unstable real estate values, reset of adjustable rate mortgages to higher interest rates, ~~increasing unemployment levels, general levels of availability of consumer credit or~~ and other factors ~~that~~ have impacted consumer confidence ~~or~~ and disposable income. These conditions have ~~could~~ increased loss frequency, ~~and~~ decreased consumer demand for automobiles ~~as well as~~ and weakened collateral values on certain types of vehicles. Because AmeriCredit focuses predominately on sub-prime borrowers, the actual rates of delinquencies, defaults, repossessions and losses on these automobile loan contracts are higher than those experienced in the general automobile finance industry and ~~could~~ have been dramatically affected by ~~a general~~ the recent economic downturn.

Delinquencies and loan losses with respect to the automobile loan contracts generally have increased in the recent months and may continue to increase. These increases in delinquencies, defaults, losses and repossessions may be related to the increase in unemployment levels. See “Delinquency Experience,” “Loan Loss Experience” and “Static Pools” in this prospectus supplement for delinquency, default, loan loss and repossession information regarding certain automobile loan contracts originated and serviced by AmeriCredit.

In addition to the current economic slowdown or recession, the asset-backed securities market, along with credit markets in general, have been experiencing unprecedented disruptions. Due to the tightening of the credit markets, the availability of financing for individuals with sub-prime credit ratings has decreased significantly, slowing the expected rate of prepayment of automobile loan contracts originated by AmeriCredit. If losses on the automobile loan contracts securing your notes continue to increase, recovery rates on repossessed automobile loan contracts remain low and the expected rate of prepayments decreases, the yields on the Class B and Class C notes will be relatively more sensitive to losses on the automobile loan contracts. If the actual rate and amount of losses exceed expectations, the yield to maturity on your notes may be lower than anticipated, and you could suffer a loss.

If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at 817-302-7021.

Sincerely,

/s/ J. Michael May, Esq.
J. Michael May, Esq. Executive Vice President Chief Legal Officer and Secretary

Cc:	John Keiserman, Esq.